UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2020.
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission File Number 001-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WALMART INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart 401(k) Plan
Financial Statements and
Supplemental Schedule
As of January 31, 2020 and 2019, and for the year ended January 31, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Walmart 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Walmart 401(k) Plan (the Plan) as of January 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended January 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended January 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.

Rogers, Arkansas
July 17, 2020

Walmart 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2020	2019
Assets
Investments, at fair value	$31,509,348,853	$27,644,615,656
Notes receivable from participants	1,147,825,718	1,093,226,607
Accrued investment income	6,650,151	7,402,544
Total assets	32,663,824,722	28,745,244,807

Liabilities
Due to broker	7,519,149	29,772,516
Accrued expenses	4,895,607	5,754,807
Total liabilities	12,414,756	35,527,323

Net assets available for benefits	$32,651,409,966	$28,709,717,484
See accompanying notes.

Walmart 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
January 31, 2020
Additions
Investment income:
Net appreciation in fair value of investments	$4,161,159,941
Interest and dividends	143,442,743
Net investment income	4,304,602,684

Interest income on notes receivable from participants	58,883,822

Contributions:
Company	1,179,010,539
Participant	1,591,721,632
Rollovers	86,006,810
Total contributions	2,856,738,981

Other, net	5,226,868

Total additions	7,225,452,355

Deductions
Benefits paid to participants	3,247,027,076
Administrative expenses	32,756,794
Fees on notes receivable from participants	7,458,683
Total deductions	3,287,242,553

Net increase	3,938,209,802

Transfer from Moosejaw Retirement Savings Plan (See Note 1)	3,482,680

Net assets available for benefits:
Beginning of year	28,709,717,484
End of year	$32,651,409,966

See accompanying notes.

Walmart 401(k) Plan
Notes to Financial Statements
January 31, 2020
Note 1. Description of the Plan
Walmart Inc., ("Walmart" or the "Company") sponsors the Walmart 401(k) Plan (the "Plan"). The following description provides only general information. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Walmart reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined contribution plan established by the Company on February 1, 1997. Each eligible employee can participate in the Plan beginning on the employee's date of hire. The Plan is subject to the provisions of ERISA.
The responsibility for management of Plan assets and the investment policy is vested in the Plan's Benefits Investment Committee. Benefits Investment Committee members are appointed by the Company's Senior Vice President, Global Benefits or successor title. Responsibility for operation and administration of the Plan is vested in the Senior Vice President, Global Benefits or successor title.
The trustee function of the Plan is performed by The Northern Trust Company ("Northern Trust Company" or the "Trustee"). The Trustee receives and holds contributions made to the Plan trust and invests those contributions as directed by participants according to the policies established by the Benefits Investment Committee. The Benefits Investment Committee directed the Northern Trust Company to enter into a custodial agreement with Bank of America, N.A., a subsidiary of Bank of America Corporation, for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
On March 5, 2019, the Plan received a transfer from the Moosejaw Retirement Savings Plan totaling $3,482,680, as a result of the Company's acquisition of New Moosejaw, LLC effective February 13, 2017.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan year) will receive a Company matching contribution. The Company match is 100% of deferrals up to 6% of each participant's eligible wages for the Plan year. Company matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. Rollover contributions into the Plan are not eligible for a Company matching contribution.
Additional types of contributions may be contributed by the Company to the Plan. No such additional types of contributions were made for the Plan year ended January 31, 2020. All contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the Code).
Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contribution, and an allocation of the Company's matching contributions to the Plan made on the participant's behalf. Forfeitures of non-vested profit sharing contributions are used or allocated to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective, catch-up, rollover, Company matching and qualified non-elective contributions.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to generally the lesser of (a) $50,000 or (b) 50% of their vested account balance. The administrative loan origination fee of $50 per general loan, and $95 per residential loan is paid by the participant and is deducted from the proceeds of the loan. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to 15 years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus 1%. Generally, payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their profit sharing contributions in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, even if such contributions are not invested in Walmart equity securities. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Walmart equity securities as of the date distributions are processed. To the extent the participant's profit sharing contributions are not invested in Walmart equity securities, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' elective deferrals and rollover contributions in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (IRS), and loans. In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age. Rollovers may be distributed at any time.
Investment Options
A participant may direct the Trustee to invest any portion of his or her elective deferrals, rollover contributions, Company matching contributions, after-tax contributions and qualified non-elective contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2020, include funds with a variety of equity securities, mutual funds, fixed income, and collective investment trusts/collective trust funds. Participants may change their elections at any time at the option level.
A participant may direct the Trustee to invest any portion of his or her profit sharing contributions in available investment options, including Walmart equity securities, or any of the investment options for elective contributions described previously.
Participant investments not directed by the participant are invested by the Trustee as determined by the Benefits Investment Committee.
Note 2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Participant contributions are accrued for pay periods ended prior to the Plan's year-end. Company contributions are recorded when paid to the Plan. Walmart contributions to the Plan related to the plan year ended January 31, 2020, were paid throughout the plan year.
Use of Estimates
The preparation of the financial statements in accordance with GAAP requires Plan management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Principal and interest from the repayment of loans are allocated to participants' investment accounts in accordance with each participant's investment election in effect at the repayment date. Related fees are recorded as fees on notes receivable from participants and are recorded when incurred. No allowances for credit losses have been recorded as of January 31, 2020 and 2019. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.
Benefit Payments
Benefit payments are recorded when paid. There were benefits in the amount of $24,168,806, requested before year-end, that were paid after year-end.
Expenses
The Plan allows certain administrative expenses to be paid from Plan assets, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. The Plan does not reimburse for these expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in fees on notes receivable from participants. Investment related expenses that are indirect are included in net appreciation of fair value of investments and direct expenses are included in administrative expenses.
Recent Accounting Pronouncements
In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-09, which among other things amends an illustrative example of a fair value hierarchy disclosure contained in FASB Accounting Standards Codification (ASC) Subtopic 962-325, Plan Accounting – Defined Contribution Pension Plans – Investments – Other to avoid the interpretation that common collective trust funds would never have a readily determinable fair value and, would always be considered eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with ASC 820 Fair Value Measurements. The Plan adopted ASU 2018-09 on February 1, 2019. ASU 2018-09 did not have a material impact on the financial statements and it had no impact on the Plan's net assets available for benefits.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, amends and adds disclosure requirements and is applicable to all entities to disclose recurring and nonrecurring fair value measurements under GAAP. ASU 2018-13 is effective for all reporting periods beginning after December 15, 2019, though early adoption is permitted for any eliminated or modified disclosure requirements. The Plan is currently evaluating the impact of this new standard on its financial statements. Management does not expect a material impact to the Plan's net assets available for benefits as there have not been historical transfers of financial instruments into or out of Level 1 or Level 2 and the Plan had no Level 3 measurements.
Note 3. Fair Value Measurements
Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that a plan has the ability to access.
Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Significant unobservable inputs.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at January 31, 2020 and 2019. During the year ended January 31, 2020, there were no transfers of financial instruments into or out of Level 1 or Level 2. The Plan had no Level 3 measurements during the year ended January 31, 2020 or 2019. Following is a description of the valuation methodologies used for assets measured at fair value:

Walmart Inc. equity securities - Valued at exchange quoted market prices on the last business day of the Plan year.
Common stocks - Valued at exchange quoted market prices on the last business day of the Plan year.
Cash equivalent - Valued at amortized cost, which approximates fair value.
Mutual funds - Valued at quoted market prices on the last business day of the Plan year.
Government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.
Corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.
Asset-backed and mortgage-backed securities - Valued on the basis of the timing and certainty of the cash flows compared to investments with similar durations.
Collective investment trusts/collective trust funds - Stated at fair value as determined by the issuers of the funds on the fair market value of the underlying investments, which is valued at net asset value (NAV) as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	Fair Value Measurements as of January 31, 2020
	Level 1	Level 2	Total
Walmart Inc. equity securities	$3,566,154,899	$—	$3,566,154,899
Common stocks	694,793,949	—	694,793,949
Cash equivalent	13,062,479	—	13,062,479
Mutual funds	487,905,413	—	487,905,413
Government securities	—	635,861,821	635,861,821
Corporate bonds	—	292,348,765	292,348,765
Asset-backed securities	—	156,789,072	156,789,072
Mortgage-backed securities	—	33,410,850	33,410,850
Total assets in the fair value hierarchy	$4,761,916,740	$1,118,410,508	$5,880,327,248
Investments measured at NAV*			25,629,021,605
Total investments at fair value			$31,509,348,853

	Fair Value Measurements as of January 31, 2019
	Level 1	Level 2	Total
Walmart Inc. equity securities	$3,322,622,935	$—	$3,322,622,935
Common stocks	667,083,141	—	667,083,141
Cash equivalent	11,264,318	—	11,264,318
Mutual funds	440,077,619	—	440,077,619
Government securities	—	599,689,498	599,689,498
Corporate bonds	—	242,029,929	242,029,929
Asset-backed securities	—	90,446,825	90,446,825
Mortgage-backed securities	—	29,732,922	29,732,922
Total assets in the fair value hierarchy	$4,441,048,013	$961,899,174	$5,402,947,187
Investments measured at NAV*			22,241,668,469
Total investments at fair value			$27,644,615,656
*In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the Statements of Net Assets Available for Benefits.

Note 4. Investments Measured Using NAV per Share as a Practical Expedient
The following table summarizes investments for which fair value is measured using NAV per share as a practical expedient as of January 31, 2020 and 2019.

Investments	Fair Value as of January 31,		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice
	2020	2019
Collective investment trusts/collective trust funds	$25,629,021,605	$22,241,668,469	N/A	Daily	N/A
Note 5. Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by The Northern Trust Company, Bank of America, N.A., Merrill Lynch & Company, and other companies that provide investment management services to the Plan. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
A portion of the Plan's assets are invested in common stock of the Company.  While the holding and acquisition of employer securities is generally prohibited by ERISA, the Plan meets the exception in ERISA section 407(b), which permits the acquisition and holding of employer securities by eligible individual account plans.
Note 6. Plan Termination
While there is no intention to do so, the Company may terminate the Plan and discontinue its contributions at any time subject to the provisions of ERISA. In the event of complete or partial Plan termination, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
Note 7. Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2015, stating that the Plan and related trust is designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Processes are in place to prevent operational failures, but when they occur, the Administrator takes corrective action to preserve the tax qualification of the Plan. Specifically, the Administrator has corrected, and will continue to correct, operational failures in a manner permitted under the Employee Plans Compliance Resolution System of the IRS in order to preserve the Plan's tax favored qualification. Although the Plan has been amended and restated since receiving the determination letter, the Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
Note 8. Risks and Uncertainties
The Trustee holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.

Note 9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2020	2019
Net assets available for benefits per the financial statements	$32,651,409,966	$28,709,717,484
Less: Benefits payable per the Form 5500	(24,168,806)	(19,510,903)
Net assets available for benefits per the Form 5500	$32,627,241,160	$28,690,206,581
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2020:

Net increase in net assets available for benefits per the financial statements	$3,938,209,802
Less: Benefits payable per the Form 5500 at January 31, 2020	(24,168,806)
Add: Benefits payable per the Form 5500 at January 31, 2019	19,510,903
Net increase per the Form 5500	$3,933,551,899
Benefits payable are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.
Note 10. Subsequent Events
On February 1, 2020, the Plan was amended to add a new Roth contribution option for all eligible participants, who may also rollover Roth elective deferrals from other qualified plans.
The novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. These economic and market conditions and other effects of the COVID-19 pandemic may adversely affect the volatility of Plan assets. The extent of any adverse impact of the COVID-19 pandemic on the Plan's participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits are unknown at this time. Operation of the Plan has not been adversely impacted.
On March 27, 2020, President Trump signed the Coronavirus Aid, Relief and Economic Security Act (CARES Act).  Plans are permitted to adopt these provisions immediately provided the Plan document is retroactively amended on or before December 31, 2022.  Plan management has elected to adopt the following provisions:

•
For coronavirus-related distributions made before December 31, 2020, to qualified individuals, as defined in the CARES Act, the maximum distribution is the lesser of the vested portion of the participant's account balance in the Plan or $100,000.  In addition, for active employees, a coronavirus-related distribution may be repaid at any time during a three-year period beginning on the day after the date on which the distribution was received.

•
For qualified individuals with outstanding loans, loan repayments during the period March 27, 2020 through December 31, 2020, may be deferred.  The term of the loan will be extended by the length of the deferment period and adjusted for accrued interest.

•	Qualified individuals, as defined in the CARES Act, may borrow the lessor of $100,000 or 100% of their vested account balance from March 27, 2020 to September 22, 2020.

Supplemental Schedule
Walmart 401(k) Plan
EIN #71-0415188, Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments
*	Walmart Inc. Equity Securities	Common Stock	**	$3,566,154,899

	Other Common Stocks
	Aaron's Inc.	Common Stock	**	$5,260,186
	Adtalem Global Education Inc.	Common Stock	**	1,648,405
	Aegion Corp.	Common Stock	**	1,876,569
	Aerie Pharmaceuticals Inc.	Common Stock	**	3,122,934
	Aimmune Therapeutics Inc.	Common Stock	**	3,690,882
	Air Transport Services Group Inc.	Common Stock	**	3,116,792
	Akebia Therapeutics Inc.	Common Stock	**	1,939,667
	Alamo Group Inc.	Common Stock	**	2,428,920
	Alarm.com Holdings Inc.	Common Stock	**	2,228,920
	Albany International Corp.	Common Stock	**	1,554,127
	Allegheny Technologies Inc.	Common Stock	**	2,289,454
	Amerisafe Inc.	Common Stock	**	2,364,937
	AMN Healthcare Services Inc.	Common Stock	**	6,793,386
	Amyris Inc.	Common Stock	**	333,637
	Argo Group International Holdings	Common Stock	**	2,848,418
	ASGN Incorporated	Common Stock	**	2,042,546
	Atlantic Union Bankshares Corp.	Common Stock	**	3,515,551
	Avnet Inc.	Common Stock	**	2,816,919
	Axos Financial Inc.	Common Stock	**	1,636,170
	Banner Corp.	Common Stock	**	4,220,811
	Beacon Roofing Supply Inc.	Common Stock	**	1,787,543
	Berkshire Hills Bancorp. Inc.	Common Stock	**	2,148,183
	Biospecifics Technologies Corp.	Common Stock	**	4,340,785
	Bio-Techne Corp.	Common Stock	**	6,150,861
	BJs Restaurants Inc.	Common Stock	**	675,027
	Black Hills Corp.	Common Stock	**	4,408,561
	Black Knight Inc.	Common Stock	**	6,377,811
	Blackline Inc.	Common Stock	**	6,628,198
	Boingo Wireless Inc.	Common Stock	**	1,779,876
	Brady Corp.	Common Stock	**	4,347,929
	Brandywine Realty Trust	Common Stock	**	5,728,229
	Brigham Minerals Inc.	Common Stock	**	1,782,087
	Bright Horizons Family Solutions Inc.	Common Stock	**	5,308,290
	Brooks Automation Inc.	Common Stock	**	4,348,850
	BRP Group Inc.	Common Stock	**	1,418,621
	Brunswick Corp.	Common Stock	**	2,717,697

Cable One Inc.	Common Stock	**	6,517,915
Cabot Microelectronics Corp.	Common Stock	**	5,714,905
Caci International Inc.	Common Stock	**	5,125,488
CalAmp Corp.	Common Stock	**	557,152
Calavo Growers Inc.	Common Stock	**	2,815,724
California Water Service Group	Common Stock	**	1,796,921
Callon Petroleum Co.	Common Stock	**	855,051
Cantel Med Corp.	Common Stock	**	2,627,708
Cathay General Bancorp	Common Stock	**	4,129,086
CBIZ Inc.	Common Stock	**	2,725,893
Century Casinos Inc.	Common Stock	**	3,059,251
Ceva Inc.	Common Stock	**	2,736,504
CNO Financial Group Inc.	Common Stock	**	3,892,421
Coda Octopus Group Inc.	Common Stock	**	434,287
Cogent Communications Holdings Inc.	Common Stock	**	5,848,604
Collegium Pharmaceutical Inc.	Common Stock	**	4,046,776
Community Healthcare Trust Inc.	Common Stock	**	2,102,178
Cooper Tire & Rubber Co.	Common Stock	**	1,670,353
CoStar Group Inc.	Common Stock	**	1,883,876
Coupa Software Inc.	Common Stock	**	1,458,246
Criteo S A	Common Stock	**	1,969,258
CSW Industrials Inc.	Common Stock	**	2,719,615
Culp Inc.	Common Stock	**	461,968
Cushman & Wakefield Inc.	Common Stock	**	3,462,003
Cyber-Ark Software Ltd	Common Stock	**	1,085,106
Dana Inc.	Common Stock	**	3,152,116
Dave & Buster's Entertainment Inc.	Common Stock	**	3,012,728
Delek Us Holdings Inc.	Common Stock	**	2,388,965
Dennys Corp.	Common Stock	**	782,445
Descartes Sys Group Inc.	Common Stock	**	1,886,143
Dexcom Inc.	Common Stock	**	4,546,805
Douglas Dynamics Inc.	Common Stock	**	7,181,704
Dunkin Brands Group Inc.	Common Stock	**	2,065,481
Echo Global Logistics Inc.	Common Stock	**	1,915,461
Element Solution Inc.	Common Stock	**	4,820,108
EMCOR Group Inc.	Common Stock	**	3,369,874
Emergent Biosolutions Inc.	Common Stock	**	2,430,791
Entegris Inc.	Common Stock	**	4,631,226
Enterprise Financial Services Corp.	Common Stock	**	2,817,708
Envestnet Inc.	Common Stock	**	6,095,310
Eventbrite Inc.	Common Stock	**	1,958,448
Evercore Inc.	Common Stock	**	3,632,094
Evertec Inc.	Common Stock	**	2,332,007
EVO Payments Inc.	Common Stock	**	6,436,174
Exponent Inc.	Common Stock	**	2,563,614
Fabrinet	Common Stock	**	3,204,008
Federal Agricultural Mortgage Corp.	Common Stock	**	3,424,649
First Bancorp	Common Stock	**	2,618,424
First Busey Corp.	Common Stock	**	3,376,532
First Financial Bancorp Ohio	Common Stock	**	3,772,477

First Merchants Corp.	Common Stock	**	3,613,275
Firstcash Inc.	Common Stock	**	2,887,404
Flagstar Bancorp Inc.	Common Stock	**	3,175,194
Floor & Décor Holdings Inc.	Common Stock	**	2,879,162
Franklin Covey Co.	Common Stock	**	2,556,116
Franklin Electric Inc.	Common Stock	**	2,880,000
Funko Inc.	Common Stock	**	1,180,065
Gibraltar Industries Inc.	Common Stock	**	3,989,119
G-III Apparel Group Ltd.	Common Stock	**	3,069,152
Graftech International Ltd.	Common Stock	**	1,392,486
Gray T.V. Inc.	Common Stock	**	1,885,533
Guidewire Software Inc.	Common Stock	**	6,046,425
Hamilton Lane Inc.	Common Stock	**	5,667,537
Hanover Ins. Group Inc.	Common Stock	**	3,395,210
Heartland Financial USA Inc.	Common Stock	**	3,696,227
Heico Corp.	Common Stock	**	5,392,573
Helios Technologies Inc.	Common Stock	**	2,444,687
Helix Energy Solutions Group Inc.	Common Stock	**	2,091,447
Horace Mann Educators Corp.	Common Stock	**	1,816,097
Hostess Brands Inc.	Common Stock	**	3,701,048
Huntsman Corporation	Common Stock	**	1,400,650
Huron Consulting Group Inc.	Common Stock	**	632,481
IAA Spinco Inc.	Common Stock	**	3,994,651
Iberiabank Corp.	Common Stock	**	2,380,744
Insight Enterprises Inc.	Common Stock	**	2,491,533
Insmed Inc.	Common Stock	**	1,187,623
Integra LifeSciences Holdings Corp.	Common Stock	**	3,144,160
Invesco Mortgage Capital Inc.	Common Stock	**	3,652,314
Investors Bancorp Inc.	Common Stock	**	2,308,779
Ituran Location & Control	Common Stock	**	1,285,364
J2 Global, Inc.	Common Stock	**	3,506,751
Jack In The Box Inc.	Common Stock	**	3,269,509
John Bean Technologies Corp.	Common Stock	**	4,217,465
Kennametal Inc.	Common Stock	**	2,171,557
Kite Realty Group Trust	Common Stock	**	1,839,351
Korn Ferry	Common Stock	**	3,865,316
Kosmos Energy Ltd	Common Stock	**	2,455,355
Ladder Capital Corp.	Common Stock	**	4,396,715
Lakeland Financial Corp.	Common Stock	**	2,103,964
Landstar System, Inc.	Common Stock	**	4,103,287
Lantheus Holdings Inc.	Common Stock	**	853,910
Lattice Semiconductor Corp.	Common Stock	**	912,330
La-Z-Boy, Inc.	Common Stock	**	3,445,805
LCI Industries	Common Stock	**	1,131,634
Lemaitre Vascular Inc.	Common Stock	**	2,269,754
Lexington Realty Trust	Common Stock	**	2,257,693
Littelfuse Inc.	Common Stock	**	3,226,308
LPL Financial Holdings, Inc.	Common Stock	**	3,675,987
M.D.C. Holdings, Inc.	Common Stock	**	2,368,268
M/I Homes Inc.	Common Stock	**	3,663,951

Magnolia Oil & Gas Corp.	Common Stock	**	2,499,468
Masonite International Corp.	Common Stock	**	3,414,726
MaxLinear Inc.	Common Stock	**	748,903
Medifast Inc.	Common Stock	**	3,945,886
Meredith Corporation	Common Stock	**	1,493,064
Mesa Labs Inc.	Common Stock	**	6,263,655
MGIC Investment Corp.	Common Stock	**	4,577,935
Minerals Technologies Inc.	Common Stock	**	3,036,964
Mix Telematics Ltd	Common Stock	**	526,849
MKS Instruments Inc.	Common Stock	**	3,947,836
Monro Inc.	Common Stock	**	5,326,616
Moog Inc.	Common Stock	**	2,943,868
National Storage Affiliates Trust	Common Stock	**	2,219,750
Natus Medical Inc.	Common Stock	**	2,923,425
Netgear Inc.	Common Stock	**	1,565,422
Nevro Corp.	Common Stock	**	698,442
Nexstar Media Group Inc.	Common Stock	**	4,388,659
Nova Measuring Instruments Ltd.	Common Stock	**	2,726,517
Novanta Inc.	Common Stock	**	5,698,570
Okta Inc.	Common Stock	**	2,592,372
Old Republican International Corporation	Common Stock	**	3,342,474
OneSpaWorld Holdings Inc. Ltd.	Common Stock	**	3,825,539
Optinose Inc.	Common Stock	**	1,612,220
Orthopediatrics Corp.	Common Stock	**	4,245,999
Park City Group, Inc.	Common Stock	**	556,649
Parsley Energy Inc.	Common Stock	**	3,099,616
Parsons Corporation	Common Stock	**	1,253,462
Performance Food Group Company	Common Stock	**	2,087,137
Perspecta Inc.	Common Stock	**	5,041,821
PGT Innovations Inc.	Common Stock	**	1,927,161
Physicians Realty Trust	Common Stock	**	2,704,027
Pinnacle Financial Partners Inc.	Common Stock	**	4,442,788
Piper Jaffray Companies, Inc.	Common Stock	**	3,850,882
Points International Ltd	Common Stock	**	4,568,604
Powerfleet Inc.	Common Stock	**	897,260
PRA Health Sciences Inc.	Common Stock	**	2,717,641
Preferred Apartment Communities Inc.	Common Stock	**	2,131,579
Preferred Bank	Common Stock	**	4,113,568
Prestige Consumer Healthcare Inc.	Common Stock	**	3,298,988
Pros Holdings Inc.	Common Stock	**	4,771,200
Provention Bio, Inc.	Common Stock	**	1,301,941
Puma Biotechnology Inc.	Common Stock	**	712,265
Qualys Inc.	Common Stock	**	2,725,246
Quinstreet Inc.	Common Stock	**	850,224
Radian Group Inc.	Common Stock	**	4,555,189
Radware Ltd	Common Stock	**	6,643,528
Rambus Inc.	Common Stock	**	2,221,403
Renasant Corp.	Common Stock	**	2,809,265
Retail Opportunity Investments Corp.	Common Stock	**	1,906,958
Revance Therapeutics Inc.	Common Stock	**	4,411,744

Rhythm Pharmaceuticals Inc.	Common Stock	**	764,025
RLJ Lodging Trust	Common Stock	**	3,569,635
Science Applications International Corporation	Common Stock	**	2,876,662
Scientific Games Corporation	Common Stock	**	883,062
Selective Insurance Group Inc.	Common Stock	**	3,938,562
Semtech Corporation	Common Stock	**	1,731,611
ShotSpotter, Inc.	Common Stock	**	735,633
Shutterstock Inc.	Common Stock	**	1,142,005
SiteOne Landscape Supply Inc.	Common Stock	**	5,979,438
SM Energy Company	Common Stock	**	1,774,145
South Jersey Industries Inc.	Common Stock	**	2,532,746
Southwest Gas Holdings Inc.	Common Stock	**	3,686,776
SP Plus Corporation	Common Stock	**	3,940,216
Spire Inc.	Common Stock	**	7,308,689
Spirit Airlines, Inc.	Common Stock	**	588,410
Stag Industrial Inc.	Common Stock	**	6,173,992
Strategic Education Inc.	Common Stock	**	2,661,881
Summit Hotel Properties Inc.	Common Stock	**	3,171,319
Suncoke Energy Inc.	Common Stock	**	2,433,797
Supernus Pharmaceuticals Inc.	Common Stock	**	2,471,767
Synaptics Inc.	Common Stock	**	1,519,932
Synnex Corp.	Common Stock	**	2,437,388
Tegna Inc.	Common Stock	**	2,554,012
Teladoc Health Inc.	Common Stock	**	2,445,617
The Brink's Co.	Common Stock	**	4,535,231
The Middleby Corp.	Common Stock	**	2,926,479
TherapeuticsMD, Inc.	Common Stock	**	870,964
Tower Semiconductor Ltd.	Common Stock	**	1,853,693
TPI Composites Inc.	Common Stock	**	421,204
Trex Company, Inc.	Common Stock	**	3,159,988
Trinity Industries, Inc.	Common Stock	**	1,389,047
Trupanion, Inc.	Common Stock	**	3,098,921
TTM Technologies Inc.	Common Stock	**	2,566,054
Tyler Technologies Inc.	Common Stock	**	6,429,580
United Community Banks Inc.	Common Stock	**	3,661,708
United Therapeutics Corporation	Common Stock	**	2,037,103
Upland Software Inc.	Common Stock	**	632,956
Utah Medical Products Inc.	Common Stock	**	3,861,784
Vanda Pharmaceuticals Inc.	Common Stock	**	518,976
Virtu Financial Inc.	Common Stock	**	1,507,524
Vonage Holdings Corp.	Common Stock	**	1,586,355
Washington Real Estate Investment Trust	Common Stock	**	2,846,749
Wayfair Inc.	Common Stock	**	3,445,068
WD-40 Co.	Common Stock	**	1,704,732
Webster Financial Corporation	Common Stock	**	3,012,349
Western Alliance Bancorp	Common Stock	**	3,251,832
Willdan Group Inc.	Common Stock	**	3,331,221
Wintrust Financial Corp.	Common Stock	**	3,147,294
WSFS Financial Corp.	Common Stock	**	2,520,210
Y-mAbs Therapeutics, Inc.	Common Stock	**	1,228,976

	Total Other Common Stocks			$694,793,949

	Cash Equivalents
*	Bank of America, N.A. Merrill Lynch Bank Deposit	Cash Equivalent, 0.20%	**	$13,062,479

	Mutual Funds
	iShares	iShares Russell 2000 Value ETF	**	$1,903,750
	PIMCO	All Asset Class Institutional	**	486,001,663
	Total Mutual Funds			$487,905,413

	Government Securities
	Federal Home Loan Mortgage Corp. (FHLMC), Freddie Mac	$1,014,000 par, 2.903%, due June 25, 2029	**	$1,094,524
	FHLMC, Freddie Mac	$1,018,000 par, variable rate, due September 25, 2028	**	1,179,129
	FHLMC, Freddie Mac	$1,041,155 par, 3.0%, due January 1, 2050	**	1,080,271
	FHLMC, Freddie Mac	$1,049,000 par, 6.25%, due July 15, 2032	**	1,561,471
	FHLMC, Freddie Mac	$1,079,089 par, 3.5%, due May 1, 2034	**	1,134,605
	FHLMC, Freddie Mac	$1,112,000 par, variable rate, due August 25, 2028	**	1,281,919
	FHLMC, Freddie Mac	$1,166,000 par, 3.243%, due April 25, 2027	**	1,272,750
	FHLMC, Freddie Mac	$1,168,306 par, 3.5%, due December 1, 2049	**	1,220,673
	FHLMC, Freddie Mac	$1,239,802 par, 4.5%, due August 1, 2048	**	1,341,296
	FHLMC, Freddie Mac	$1,320,000 par, 3.926%, due June 25, 2028	**	1,511,639
	FHLMC, Freddie Mac	$1,324,016 par, 3.5%, due March 1, 2048	**	1,387,955
	FHLMC, Freddie Mac	$1,366,454 par, 3.0%, due January 1, 2050	**	1,408,931
	FHLMC, Freddie Mac	$1,445,000 par, 2.785%, due June 25, 2029	**	1,547,693
	FHLMC, Freddie Mac	$1,491,473 par, 3.5%, due May 1, 2043	**	1,577,360
	FHLMC, Freddie Mac	$1,507,278 par, 3.5%, due March 1, 2048	**	1,580,941
	FHLMC, Freddie Mac	$1,562,848 par, 5.0%, due August 1, 2048	**	1,679,625
	FHLMC, Freddie Mac	$1,613,777 par, 4.0%, due December 1, 2044	**	1,735,844
	FHLMC, Freddie Mac	$1,777,848 par, 3.5%, due August 1, 2045	**	1,876,011
	FHLMC, Freddie Mac	$1,916,970 par, 5.0%, due December 1, 2049	**	2,123,066
	FHLMC, Freddie Mac	$1,986,684 par, 3.5%, due December 1, 2049	**	2,070,323
	FHLMC, Freddie Mac	$107,940 par, 4.0%, due April 1, 2047	**	115,420
	FHLMC, Freddie Mac	$108,546 par, 4.5%, due September 1, 2048	**	115,111
	FHLMC, Freddie Mac	$113,739 par, 3.5%, due December 1, 2046	**	118,653
	FHLMC, Freddie Mac	$115,366 par, 4.0%, due January 1, 2048	**	123,510

FHLMC, Freddie Mac	$125,337 par, 4.5%, due September 1, 2048	**	136,738
FHLMC, Freddie Mac	$142,120 par, 4.5%, due September 1, 2048	**	150,631
FHLMC, Freddie Mac	$15,424 par, 4.5%, due December 1, 2045	**	16,671
FHLMC, Freddie Mac	$156,584 par, 3.5%, due March 1, 2048	**	164,998
FHLMC, Freddie Mac	$16,221 par, 4.0%, due January 1, 2046	**	17,303
FHLMC, Freddie Mac	$180,151 par, 4.0%, due December 1, 2045	**	193,048
FHLMC, Freddie Mac	$195,767 par, 4.0%, due August 1, 2040	**	210,981
FHLMC, Freddie Mac	$2,142,807 par, 5.0%, due August 1, 2049	**	2,305,043
FHLMC, Freddie Mac	$2,209,314 par, 3.0%, due August 1, 2043	**	2,291,916
FHLMC, Freddie Mac	$2,273,229 par, 4.5%, due November 1, 2048	**	2,408,721
FHLMC, Freddie Mac	$2,309,411 par, 4.0%, due September 1, 2047	**	2,469,550
FHLMC, Freddie Mac	$2,331,585 par, 3.5%, due October 15, 2053	**	2,433,817
FHLMC, Freddie Mac	$2,457,746 par, 3.5%, due August 1, 2049	**	2,572,815
FHLMC, Freddie Mac	$2,664,322 par, 4.0%, due January 1, 2049	**	2,845,747
FHLMC, Freddie Mac	$2,666,472 par, 3.5%, due October 1, 2047	**	2,780,211
FHLMC, Freddie Mac	$219,227 par, 3.0%, due November 1, 2042	**	227,724
FHLMC, Freddie Mac	$235,373 par, 4.5%, due December 1, 2048	**	258,219
FHLMC, Freddie Mac	$255,251 par, 3.5%, due January 1, 2046	**	269,328
FHLMC, Freddie Mac	$257,307 par, 3.5%, due April 1, 2032	**	268,908
FHLMC, Freddie Mac	$285,218 par, 4.0%, due June 1, 2048	**	304,553
FHLMC, Freddie Mac	$3,512,834 par, 3.5%, due August 1, 2046	**	3,711,647
FHLMC, Freddie Mac	$3,770,488 par, 3.5%, due October 1, 2046	**	3,976,529
FHLMC, Freddie Mac	$345,000 par, variable rate, due November 25, 2027	**	379,969
FHLMC, Freddie Mac	$362,912 par, 4.5%, due March 1, 2047	**	391,588
FHLMC, Freddie Mac	$370,118 par, 3.0%, due December 15, 2040	**	378,736
FHLMC, Freddie Mac	$378,374 par, 4.0%, due March 1, 2046	**	398,212
FHLMC, Freddie Mac	$38,499 par, 4.0%, due May 1, 2044	**	41,090
FHLMC, Freddie Mac	$385,404 par, 4.5%, due December 1, 2045	**	416,347
FHLMC, Freddie Mac	$4,296,804 par, 3.5%, due January 1, 2048	**	4,507,295
FHLMC, Freddie Mac	$4,364,212 par, 4.0%, due March 1, 2049	**	4,637,495
FHLMC, Freddie Mac	$411,759 par, 3.0%, due February 1, 2046	**	425,227
FHLMC, Freddie Mac	$438,970 par, 4.0%, due December 1, 2045	**	470,660
FHLMC, Freddie Mac	$476,541 par, 3.5%, due July 1, 2046	**	498,210

FHLMC, Freddie Mac	$484,263 par, 4.0%, due January 1, 2041	**	521,917
FHLMC, Freddie Mac	$494,057 par, 3.5%, due January 1, 2048	**	517,974
FHLMC, Freddie Mac	$646,000 par, 3.244%, due August 25, 2027	**	707,967
FHLMC, Freddie Mac	$730,882 par, 4.0%, due December 15, 2030	**	779,633
FHLMC, Freddie Mac	$766,954 par, 3.5%, due June 1, 2047	**	808,663
FHLMC, Freddie Mac	$779,502 par, 3.0%, due April 15, 2045	**	805,672
FHLMC, Freddie Mac	$81,736 par, 4.5%, due September 1, 2048	**	89,769
FHLMC, Freddie Mac	$86,763 par, 4.5%, due September 1, 2048	**	94,321
FHLMC, Freddie Mac	$88,928 par, 4.5%, due September 1, 2048	**	96,957
Federal National Mortgage Association (FNMA), Fannie Mae	$1,002,970 par, 3.5%, due December 1, 2049	**	1,053,912
FNMA, Fannie Mae	$1,090,997 par, 3.0%, due January 1, 2050	**	1,117,317
FNMA, Fannie Mae	$1,095,000 par, 5.0%, no maturity date	**	1,173,233
FNMA, Fannie Mae	$1,107,980 par, 4.0%, due June 1, 2044	**	1,189,836
FNMA, Fannie Mae	$1,116,559 par, 4.0%, due May 1, 2047	**	1,197,801
FNMA, Fannie Mae	$1,204,583 par, 3.5%, due November 1, 2049	**	1,268,200
FNMA, Fannie Mae	$1,230,560 par, 3.0%, due June 25, 2046	**	1,275,502
FNMA, Fannie Mae	$1,239,594 par, 4.5%, due April 1, 2049	**	1,336,390
FNMA, Fannie Mae	$1,320,000 par, 2.5%, no maturity date	**	1,343,719
FNMA, Fannie Mae	$1,332,186 par, 3.5%, due June 25, 2044	**	1,359,433
FNMA, Fannie Mae	$1,420,815 par, 3.5%, due January 1, 2047	**	1,480,580
FNMA, Fannie Mae	$1,477,914 par, 2.5%, due November 25, 2045	**	1,515,249
FNMA, Fannie Mae	$1,530,311 par, 4.0%, due August 1, 2044	**	1,641,693
FNMA, Fannie Mae	$1,575,123 par, variable rate, due April 25, 2046	**	1,645,477
FNMA, Fannie Mae	$1,614,651 par, 3.0%, due November 1, 2049	**	1,673,239
FNMA, Fannie Mae	$1,632,000 par, 2.625%, due September 6, 2024	**	1,722,362
FNMA, Fannie Mae	$1,658,381 par, 4.0%, due September 1, 2048	**	1,735,976
FNMA, Fannie Mae	$1,736,030 par, 4.5%, due June 1, 2048	**	1,842,010
FNMA, Fannie Mae	$101,592 par, 4.5%, due September 1, 2048	**	110,770
FNMA, Fannie Mae	$108,221 par, 4.0%, due December 1, 2040	**	116,694
FNMA, Fannie Mae	$11,318,659 par, 3.0%, due December 1, 2049	**	11,577,871
FNMA, Fannie Mae	$110,124 par, 3.0%, due October 1, 2042	**	112,979
FNMA, Fannie Mae	$113,113 par, 4.5%, due February 1, 2049	**	122,605
FNMA, Fannie Mae	$119,506 par, 4.5%, due September 1, 2048	**	130,300

FNMA, Fannie Mae	$123,537 par, 4.5%, due July 1, 2048	**	134,625
FNMA, Fannie Mae	$127,789 par, 3.5%, due December 1, 2045	**	133,872
FNMA, Fannie Mae	$130,946 par, 4.5%, due September 1, 2048	**	143,646
FNMA, Fannie Mae	$132,483 par, 4.0%, due August 1, 2039	**	142,635
FNMA, Fannie Mae	$132,818 par, 4.0%, due December 1, 2040	**	143,098
FNMA, Fannie Mae	$142,942 par, 4.0%, due March 1, 2047	**	152,671
FNMA, Fannie Mae	$143,003 par, 4.5%, due February 1, 2049	**	154,227
FNMA, Fannie Mae	$144,622 par, 4.0%, due February 1, 2048	**	154,735
FNMA, Fannie Mae	$148,375 par, 4.5%, due July 1, 2048	**	161,869
FNMA, Fannie Mae	$170,006 par, 4.5%, due August 1, 2048	**	185,151
FNMA, Fannie Mae	$177,264 par, 4.0%, due November 1, 2040	**	192,575
FNMA, Fannie Mae	$181,616 par, 4.5%, due February 1, 2041	**	198,475
FNMA, Fannie Mae	$187,009 par, 3.5%, due May 1, 2046	**	195,872
FNMA, Fannie Mae	$197,999 par, 4.5%, due June 1, 2049	**	214,188
FNMA, Fannie Mae	$2,103,000 par, 1.625%, due January 7, 2025	**	2,123,290
FNMA, Fannie Mae	$2,110,650 par, 4.0%, due October 1, 2045	**	2,251,972
FNMA, Fannie Mae	$2,128,000 par, 2.25%, due April 12, 2022	**	2,169,011
FNMA, Fannie Mae	$2,196,157 par, 3.0%, due November 1, 2049	**	2,277,310
FNMA, Fannie Mae	$2,314,810 par, 3.0%, due April 1, 2033	**	2,391,640
FNMA, Fannie Mae	$2,329,044 par, 4.0%, due October 1, 2049	**	2,464,586
FNMA, Fannie Mae	$2,505,063 par, 4.5%, due August 1, 2048	**	2,654,034
FNMA, Fannie Mae	$2,565,252 par, 3.0%, due March 1, 2033	**	2,650,510
FNMA, Fannie Mae	$2,586,476 par, 3.0%, due January 1, 2050	**	2,680,550
FNMA, Fannie Mae	$2,589,943 par, 3.5%, due October 1, 2048	**	2,725,328
FNMA, Fannie Mae	$2,749,379 par, 4.5%, due March 1, 2049	**	2,969,174
FNMA, Fannie Mae	$2,828,561 par, 3.5%, due June 1, 2044	**	2,991,323
FNMA, Fannie Mae	$2,839,869 par, 4.5%, due September 1, 2049	**	3,014,615
FNMA, Fannie Mae	$2,907,450 par, 3.5%, due February 1, 2048	**	3,027,870
FNMA, Fannie Mae	$207,103 par, 3.0%, due December 1, 2046	**	213,864
FNMA, Fannie Mae	$213,582 par, 4.5%, due January 1, 2049	**	232,605
FNMA, Fannie Mae	$214,362 par, 3.5%, due November 1, 2046	**	226,076
FNMA, Fannie Mae	$214,891 par, 3.0%, due April 1, 2043	**	223,105
FNMA, Fannie Mae	$215,362 par, 3.0%, due November 1, 2046	**	222,716

FNMA, Fannie Mae	$219,148 par, 3.5%, due June 1, 2047	**	231,040
FNMA, Fannie Mae	$246,570 par, 5.0%, due April 1, 2048	**	264,812
FNMA, Fannie Mae	$269,786 par, 4.0%, due October 1, 2039	**	290,466
FNMA, Fannie Mae	$272,286 par, 3.0%, due May 1, 2043	**	282,929
FNMA, Fannie Mae	$274,928 par, 4.0%, due December 1, 2045	**	293,631
FNMA, Fannie Mae	$283,166 par, 3.5%, due August 1, 2045	**	296,624
FNMA, Fannie Mae	$3,050,000 par, 3.0%, no maturity date	**	3,119,129
FNMA, Fannie Mae	$3,131,703 par, 3.5%, due February 1, 2047	**	3,285,954
FNMA, Fannie Mae	$3,175,000 par, 4.5%, no maturity date	**	3,359,175
FNMA, Fannie Mae	$3,322,000 par, 3.0%, no maturity date	**	3,322,254
FNMA, Fannie Mae	$3,929,228 par, 3.5%, due February 1, 2047	**	4,115,544
FNMA, Fannie Mae	$3,957,044 par, 2.5%, due August 1, 2034	**	4,028,676
FNMA, Fannie Mae	$300,677 par, 4.0%, due February 1, 2044	**	320,777
FNMA, Fannie Mae	$303,978 par, 3.0%, due April 1, 2043	**	315,598
FNMA, Fannie Mae	$329,493 par, 3.5%, due May 1, 2046	**	347,478
FNMA, Fannie Mae	$352,597 par, 4.0%, due July 1, 2048	**	369,886
FNMA, Fannie Mae	$374,539 par, 4.5%, due October 1, 2048	**	397,541
FNMA, Fannie Mae	$4,560,244 par, 4.0%, due September 1, 2049	**	4,763,137
FNMA, Fannie Mae	$4,572,145 par, 3.0%, February 1, 2049	**	4,755,115
FNMA, Fannie Mae	$404,200 par, 3.0%, due October 1, 2049	**	415,266
FNMA, Fannie Mae	$424,762 par, 3.0%, due December 1, 2048	**	438,346
FNMA, Fannie Mae	$455,109 par, 3.0%, due December 1, 2049	**	467,569
FNMA, Fannie Mae	$476,140 par, 4.5%, due May 1, 2048	**	515,958
FNMA, Fannie Mae	$483,653 par, 3.0%, due June 25, 2045	**	495,822
FNMA, Fannie Mae	$5,624,033 par, 3.5%, due July 1, 2049	**	5,801,891
FNMA, Fannie Mae	$5,765,000 par, 4.0%, no maturity date	**	6,023,074
FNMA, Fannie Mae	$52,126 par, 3.5%, due November 1, 2045	**	54,967
FNMA, Fannie Mae	$57,294 par, 4.0%, due March 1, 2046	**	60,954
FNMA, Fannie Mae	$589,544 par, 3.0%, due December 1, 2049	**	611,329
FNMA, Fannie Mae	$623,196 par, 3.0%, due December 1, 2049	**	640,258
FNMA, Fannie Mae	$631,361 par, 3.0%, due February 1, 2047	**	655,447
FNMA, Fannie Mae	$7,263,623 par, 2.5%, due December 1, 2034	**	7,415,606
FNMA, Fannie Mae	$75,792 par, 4.5%, due January 1, 2030	**	81,184
FNMA, Fannie Mae	$763,473 par, 3.0%, due January 1, 2050	**	789,092
FNMA, Fannie Mae	$798,434 par, 4.0%, due March 1, 2046	**	855,100
FNMA, Fannie Mae	$8,475,000 par, 3.5%, no maturity date	**	8,748,451
FNMA, Fannie Mae	$8,724,063 par, 3.0%, due November 1, 2049	**	8,923,856

FNMA, Fannie Mae	$808,573 par, 4.5%, due September 1, 2048	**	858,926
FNMA, Fannie Mae	$83,517 par, 4.5%, due July 1, 2048	**	88,591
FNMA, Fannie Mae	$86,370 par, 4.5%, due July 1, 2046	**	91,744
FNMA, Fannie Mae	$869,162 par, 3.5%, due July 1, 2034	**	917,653
FNMA, Fannie Mae	$871,023 par, 3.0%, due October 1, 2049	**	894,071
FNMA, Fannie Mae	$948,038 par, 4.0%, due February 1, 2046	**	998,370
FNMA, Fannie Mae	$95,788 par, 4.5%, due July 1, 2048	**	105,084
Government National Mortgage Association (GNMA), Ginnie Mae	$1,072,270 par, 3.5%, due December 20, 2047	**	1,117,411
GNMA, Ginnie Mae	$1,343,514 par, 3.0%, due January 20, 2046	**	1,395,390
GNMA, Ginnie Mae	$1,890,000 par, 4.0%, no maturity date	**	1,958,808
GNMA, Ginnie Mae	$14,904,110 par, 3.5%, due September 20, 2049	**	15,417,680
GNMA, Ginnie Mae	$2,320,270 par, 4.0%, due April 20, 2048	**	2,430,055
GNMA, Ginnie Mae	$2,577,272 par, 3.5%, due February 20, 2047	**	2,680,936
GNMA, Ginnie Mae	$3,233,688 par, 3.5%, due May 20, 2046	**	3,379,509
GNMA, Ginnie Mae	$3,268,849 par, 3.5%, due March 20, 2047	**	3,408,750
GNMA, Ginnie Mae	$3,495,632 par, 4.0%, due July 20, 2047	**	3,685,009
GNMA, Ginnie Mae	$3,736,784 par, 3.0%, due November 20, 2047	**	3,867,062
GNMA, Ginnie Mae	$337,833 par, 3.0%, due August 20, 2047	**	349,852
GNMA, Ginnie Mae	$4,860,000 par, 3.5%, no maturity date	**	5,013,394
GNMA, Ginnie Mae	$8,259,540 par, 4.0%, due July 20, 2049	**	8,574,773
GNMA, Ginnie Mae	$8,450,000 par, 3.0%, no maturity date	**	8,690,297
GNMA, Ginnie Mae	$811,597 par, 4.0%, due June 20, 2047	**	855,799
GNMA, Ginnie Mae	$946,981 par, 3.0%, due July 20, 2047	**	982,106
Illinois State Taxable Pension Municipal Bond	$2,030,000 par, 5.1%, due June 1, 2033	**	2,288,541
New Jersey State Transportation Trust Fund Authority Municipal Bond	$1,920,000 par, 4.131%, due June 15, 2042	**	2,059,872
New Jersey State Transportation Trust Fund Authority Municipal Bond	$1,590,000 par, 5.754%, due December 15, 2028	**	1,868,012
New York State Dorm Authority Municipal Bond	$2,605,000 par, 3.19%, due February 15, 2043	**	2,817,698
Petroleos Mexicanos - Governmental Agency Bond	$724,000 par, 7.69%, due January 23, 2050	**	795,386
Republic of Columbia Treasury Bond	$379,000 par, 4.0%, due February 26, 2024	**	402,096
State of Qatar Treasury Note	$1,051,000 par, 2.375%, due June 2, 2021	**	1,055,729
U.S. Treasury Bond	$1,869,000 par, 2.875%, due May 15, 2049	**	2,226,300
U.S. Treasury Bond	$10,538,000 par, 3.375%, due November 15, 2048	**	13,691,167
U.S. Treasury Bond	$11,366,000 par, 4.75%, due February 15, 2037	**	16,426,090
U.S. Treasury Bond	$13,507,000 par, 1.75%, due November 15, 2029	**	13,788,220

U.S. Treasury Bond	$13,808,000 par, 3.125%, due May 15, 2048	**	17,112,751
U.S. Treasury Bond	$18,622,000 par, 2.25%, due August 15, 2049	**	19,604,020
U.S. Treasury Bond	$2,131,000 par, 2.75%, due November 15, 2047	**	2,461,888
U.S. Treasury Bond	$2,660,000 par, 5.0%, due May 15, 2037	**	3,956,958
U.S. Treasury Bond	$3,282,000 par, 3.0%, due May 15, 2047	**	3,960,066
U.S. Treasury Bond	$3,713,000 par, 4.375%, due November 15, 2039	**	5,274,200
U.S. Treasury Bond	$4,369,000 par, 2.75%, due August 15, 2047	**	5,043,976
U.S. Treasury Bond	$7,779,000 par, 3.0%, due February 15, 2049	**	9,473,363
U.S. Treasury Note	$11,101,000 par, 2.875%, due October 31, 2023	**	11,729,768
U.S. Treasury Note	$11,116,000 par, 2.125%, due March 31, 2024	**	11,475,967
U.S. Treasury Note	$12,473,000 par, 2.375%, due February 29, 2024	**	12,991,896
U.S. Treasury Note	$12,612,000 par, 1.5%, due October 31, 2024	**	12,711,024
U.S. Treasury Note	$13,105,000 par, 2.625%, due December 31, 2023	**	13,756,155
U.S. Treasury Note	$13,345,000 par, 2%, due May 31, 2024	**	13,722,934
U.S. Treasury Note	$16,132,000 par, 1.625%, due December 31, 2021	**	16,216,441
U.S. Treasury Note	$2,173,000 par, 1.5%, due January 15, 2023	**	2,185,053
U.S. Treasury Note	$22,160,000 par, 2.5%, due January 31, 2024	**	23,175,378
U.S. Treasury Note	$24,226,000 par, 1.75%, due December 31, 2024	**	24,710,520
U.S. Treasury Note	$3,431,000 par, 2.75%, due August 31, 2023	**	3,602,148
U.S. Treasury Note	$4,155,000 par, 1.625%, due December 15, 2022	**	4,191,843
U.S. Treasury Note	$4,658,000 par, 1.25%, due August 31, 2024	**	4,642,898
U.S. Treasury Note	$5,344,000 par, 2.5%, due March 31, 2023	**	5,540,434
U.S. Treasury Note	$5,472,000 par, 1.75%, due December 31, 2026	**	5,586,142
U.S. Treasury Note	$5,824,000 par, 1.5%, due November 30, 2024	**	5,872,230
U.S. Treasury Note	$6,485,000 par, 1.75%, due July 31, 2024	**	6,604,567
U.S. Treasury Note	$6,782,000 par, 1.625%, due June 30, 2024	**	6,904,394
U.S. Treasury Note	$7,215,000 par, 2.75%, due July 31, 2023	**	7,567,577
U.S. Treasury Note	$7,924,000 par, 2.25%, due April 30, 2024	**	8,225,483
U.S. Treasury Note	$9,355,000 par, 1.5%, due August 30, 2024	**	9,427,720
United Arab Emirates - Abu Dhabi Treasury Bond	$840,000 par, 3.125%, due September 30, 2049	**	839,477

	United Arab Emirates - World LTD Global Medium-Term Note	$267,000 par, 4.7%, due September 30, 2049	**	278,347
	Total Government Securities			$635,861,821

	Corporate Bonds
	Abbvie Inc.	$2,054,000 par, 2.95%, due November 21, 2026	**	$2,121,512
	Abbvie Inc.	$4,294,000 par, 2.60%, due November 21, 2024	**	4,386,546
	Abbvie Inc.	$696,000 par, 4.05%, due November 21, 2039	**	757,306
	Abbvie Inc.	$650,000 par, 4.875%, due November 14, 2048	**	775,322
	Abu Dhabi Crude Oil Pipeline LLC	$895,000 par, 4.60%, due November 2, 2047	**	1,051,625
	Adobe Inc.	$751,000 par, 2.30%, due February 1, 2030	**	761,089
	Advocate Health & Hospitals Corporation	$253,000 par, 3.387%, due October 15, 2049	**	271,540
	Aker BP ASA	$1,357,000 par, 3.75% due January 15, 2030	**	1,373,203
	Aker BP ASA	$1,737,000 par, 3.00%, due January 15, 2025	**	1,751,365
	Amerada Hess Corp.	$482,000 par, 7.875%, due October 1, 2029	**	639,775
	Ameren Corp.	$1,866,000 par, 2.50%, due September 15, 2024	**	1,901,646
	Ameren Illinois Co.	$637,000 par, 3.25%, due March 15, 2050	**	679,629
	Ameren International Group	$1,778,000 par, 3.375%, due August 15, 2050	**	1,792,496
	Anheuser-Busch Companies, LLC	$1,350,000 par, 4.60%, due April 15, 2048	**	1,627,291
	Anheuser-Busch Companies, LLC	$1,859,000 par, 4.90%, due February 1, 2046	**	2,310,402
	Apache Corp.	$206,000 par, 5.35%, due July 1, 2049	**	218,512
	AT&T Inc.	$1,649,000 par, 2.45%, due June 30, 2020	**	1,651,143
	AT&T Inc.	$1,879,000 par, 3.60%, due July 15, 2025	**	2,022,739
	AT&T Inc.	$3,417,000 par, 3.20%, due March 1, 2022	**	3,509,312
	AT&T Inc.	$2,493,000 par, 5.25%, due March 1, 2037	**	3,052,022
	AT&T Inc.	$5,322,000 par, 3.40%, due May 15, 2025	**	5,646,908
	B.A.T. Capital Corp.	$1,916,000 par, 3.215%, due September 6, 2026	**	1,977,344
	B.A.T. Capital Corp.	$754,000 par, 4.39%, due August 15, 2037	**	786,439
	Banco Del Estado de Chile	$1,821,000 par, 2.668%, due January 8, 2021	**	1,825,995
*	Bank of America Corp.	$4,394,000 par, 3.559%, due April 23, 2027	**	4,731,303
*	Bank of America Corp.	$3,790,000 par, 3.499%, due May 17, 2022	**	3,875,304
	BB&T Corp.	$1,354,000 par, 2.15%, due December 6, 2024	**	1,370,815
	BB&T Corp.	$4,632,000 par, 2.50%, due August 1, 2024	**	4,751,584

BNP Paribas	$4,081,000 par, 2.819%, due November 19, 2025	**	4,186,916
Boeing Co.	$2,640,000 par, 2.30%, due August 1, 2021	**	2,656,328
Bristol Myers Squibb Co.	$939,000 par, 4.25%, due October 26, 2049	**	1,156,101
Bristol Myers Squibb Co.	$1,784,000 par, 4.125%, due June 15, 2039	**	2,136,631
Charter Communications Operating, LLC	$2,221,000 par, 4.80%, due March 1, 2050	**	2,376,758
Cigna Corp.	$823,000 par, 4.90%, due December 15, 2048	**	1,005,611
Cigna Corp.	$1,862,000 par, 3.40%, due August 17, 2021	**	1,910,743
Citigroup Inc.	$1,284,000 par, 4.30%, due November 20, 2026	**	1,423,445
Citigroup Inc.	$3,959,000 par, 2.976%, due November 5, 2030	**	4,108,483
Citigroup Inc.	$2,434,000 par, 4.45%, due September 29, 2027	**	2,732,368
Citigroup Inc.	$4,407,000 par, 2.876%, due July 24, 2023	**	4,499,367
Comcast Corp.	$2,489,000 par, 4.70%, due October 15, 2048	**	3,196,903
Comcast Corp.	$805,000 par, 4.60%, due October 15, 2038	**	993,065
Conagra Brands, Inc.	$1,492,000 par, 4.30%, due May 1, 2024	**	1,627,003
Conagra Brands, Inc.	$596,000 par, 5.40%, due November 1, 2048	**	761,658
Continental Resources, Inc.	$550,000 par, 4.90%, due June 1, 2044	**	560,051
Cooperatieve Rabobank UA	$684,000 par, 4.625%, due December 1, 2023	**	744,697
Cottage Health	$862,000 par, 3.304%, due November 11, 2049	**	897,309
CVS Health Corporation	$966,000 par, 5.05%, due March 25, 2048	**	1,170,930
CVS Health Corporation	$1,491,000 par, 3.70%, due March 9, 2023	**	1,564,682
CVS Health Corporation	$1,492,000 par, 3.25%, due August 15, 2029	**	1,547,848
Diamond 1 Fin Corp. /Diamond 2 Finance Corp.	$943,000 par, 8.35%, due July 15, 2046	**	1,316,954
Dominion Energy Inc	$2,304,000 par, 2.45%, due January 15, 2023	**	2,335,488
Dominion Energy Inc	$1,150,000 par, 5.95%, due June 15, 2035	**	1,532,456
DTE Energy Co.	$2,090,000 par, due October 1, 2024	**	2,135,146
Edison International	$3,691,000 par, 5.75%, due June 15, 2027	**	4,263,603
Emera U.S. Finance LP	$1,387,000 par, 2.70%, due June 15, 2021	**	1,403,623
Energy Transfer Partners	$1,763,000 par, 2.90%, due May 15, 2025	**	1,782,763
Energy Transfer Partners	$664,000 par, 6.25%, due April 15, 2049	**	787,247
Enterprise Products Partners LP	$3,076,000 par, 2.80%, due January 31, 2030	**	3,110,866
Enterprise Products Partners LP	$497,000 par, 3.70%, due January 31, 2051	**	495,575

Eversource Energy Co.	$2,900,000 par, 2.75%, due March 15, 2022	**	2,955,561
Fedex Corp.	$727,000 par, 4.95%, due October 17, 2048	**	841,450
FirstEnergy Corp.	$1,046,000 par, 3.90%, due July 15, 2027	**	1,144,753
FirstEnergy Corp.	$1,255,000 par, 4.25%, due March 15, 2023	**	1,337,272
FirstEnergy Transmission LLC	$1,010,000 par, 5.45%, due July 15, 2044	**	1,327,097
FirstEnergy Transmission LLC	$852,000 par, 4.55%, due April 1, 2049	**	1,028,315
Fiserv, Inc.	$750,000 par, 4.40%, due July 1, 2049	**	879,305
Ford Motor Co.	$1,547,000 par, 5.875%, due August 2, 2021	**	1,623,673
Ford Motor Co.	$3,885,000 par, 4.542%, due August 1, 2026	**	4,042,826
GE Capital International Funding Company	$4,086,000 par, 4.418%, due November 15, 2035	**	4,602,271
GE Capital International Funding Company	$3,623,000 par, 2.342%, due November 15, 2020	**	3,635,231
General Electric Co.	$743,000 par, 2.7%, due October 9, 2022	**	757,107
General Motors Co.	$320,000 par, 6.25%, due October 2, 2043	**	378,177
General Motors Co.	$659,000 par, 5.95%, due April 1, 2049	**	753,490
General Motors Financial Co., Inc.	$2,154,000 par, 2.45%, due November 6, 2020	**	2,161,728
Goldman Sachs Group Inc.	$1,132,000 par, 2.60%, due April 23, 2020	**	1,133,305
Goldman Sachs Group Inc.	$1,405,000 par, 4.411%, due April 23, 2039	**	1,665,948
Goldman Sachs Group Inc.	$2,926,000 par, 2.876%, due October 31, 2022	**	2,976,513
Halliburton Co.	$2,832,000 par, 3.25%, due November 15, 2021	**	2,892,646
Hasbro Inc.	$3,287,000 par, 3.55%, due November 19, 2026	**	3,425,005
HCA, Inc.	$956,000 par, 5.25%, due June 15, 2049	**	1,110,682
Hess Corporation	$1,225,000 par, 6.00%, due January 15, 2040	**	1,435,036
Hess Corporation	$321,000 par, 5.60%, due February 15, 2041	**	369,529
HSBC Holdings PLC	$2,401,000 par, 3.803%, due March 11, 2025	**	2,549,383
HSBC Holdings PLC	$737,000 par, 3.973%, due May 22, 2030	**	810,541
Israel Electric Corp. Ltd.	$725,000 par, 6.875%, due June 21, 2023	**	824,151
ITC Holdings Corp.	$3,133,000 par, 2.70%, due November 15, 2022	**	3,194,773
JPMorgan Chase & Co.	$1,327,000 par, 3.964%, due November 15, 2048	**	1,555,974
Kilroy Realty LP	$2,799,000 par, 3.05%, due February 15, 2030	**	2,871,394
Kimco Realty Corp.	$721,000 par, 4.45%, due September 1, 2047	**	841,135
Kraft Heinz Foods Co.	$1,258,000 par, 4.875%, due October 1, 2049	**	1,375,825

LeasePlan Corp.	$830,000 par, 2.875%, due October 24, 2024	**	849,429
Lincoln National Corporation	$2,292,000 par, 3.05%, due January 15, 2030	**	2,384,660
Lowe's Companies Inc.	$463,000 par, 4.55%, due April 5, 2049	**	556,935
Lowe's Companies Inc.	$593,000 par, 4.05%, due May 3, 2047	**	665,693
LyondellBasell Industries	$925,000 par, due November 15, 2021	**	982,563
Marathon Petroleum Corp.	$735,000 par, 3.40%, due December 15, 2020	**	743,653
MassMutual Global Funding	$2,761,000 par, 2.35%, due January 14, 2027	**	2,819,432
McDonald's Corporation	$108,000 par, 4.45%, due September 1, 2048	**	130,839
McDonald's Corporation	$916,000 par, 3.625%, due September 1, 2049	**	974,560
MetLife Inc.	$1,070,000 par, 6.40%, due December 15, 2066	**	1,345,600
Mitsubishi UFJ Financial Group	$2,069,000 par, 3.218%, due March 7, 2022	**	2,128,641
MPLX LP	$1,255,000 par, 5.50%, due February 15, 2049	**	1,435,368
Nevada Power Co.	$1,118,000 par, 2.40%, due May 1, 2030	**	1,120,435
Nextera Energy Cap Holdings Inc	$3,117,000 par, 3.342%, due September 1, 2020	**	3,142,815
Nextera Energy Cap Holdings Inc.	$1,132,000 par, 2.80%, due January 15, 2023	**	1,162,977
NiSource Finance Corp.	$882,000 par, 5.80%, due February 1, 2042	**	1,157,780
NiSource Finance Corp.	$3,914,000 par, 2.65%, due November 17, 2022	**	3,986,201
NiSource, Inc.	$1,452,000 par, 2.95%, due September 1, 2029	**	1,493,690
Noble Energy Inc.	$1,040,000 par, 6.00%, due March 1, 2041	**	1,245,578
NXP Funding LLC	$1,105,000 par, 4.30%, due June 18, 2029	**	1,222,554
NXP Funding LLC	$2,789,000 par, 5.35%, due March 1, 2026	**	3,218,077
Occidental Petroleum Corp.	$1,363,000 par, 4.85%, due March 15, 2021	**	1,403,624
Occidental Petroleum Corp.	$580,000 par, 5.55%, due March 15, 2026	**	670,348
Oncor Electric Delivery Co. LLC	$789,000 par, 3.10%, due September 15, 2049	**	816,120
Perusahaan Listrik Negara PT	$337,000 par, 4.875%, due July 17, 2049	**	369,436
Perusahaan Perseroan PT	$742,000 par, 5.50%, due November 22, 2021	**	785,110
Pfizer Inc.	$1,115,000 par, 4.40%, due May 15, 2044	**	1,398,334
Pinnacle West Capital Corp.	$722,000 par, 2.25%, due November 30, 2020	**	724,468
Plains All American Pipeline	$4,898,000 par, 4.65%, due October 15, 2025	**	5,352,305
PNC Financial Services	$2,962,000 par, 2.55%, due January 22, 2030	**	3,026,588
PPL Capital Funding Inc.	$1,528,000 par, 4.00%, due September 15, 2047	**	1,660,300

PPL Capital Funding Inc.	$1,698,000 par, 3.10%, due May 15, 2026	**	1,776,544
PPL Capital Funding Inc.	$257,000 par, 4.20%, due June 15, 2022	**	268,663
Progress Energy Inc.	$992,000 par, 7.75%, due March 1, 2031	**	1,434,694
Prosus N.V.	$570,000 par, 3.68%, due January 21, 2030	**	589,119
PT Indonesia Asahan Aluminium Persero	$1,138,000 par, 5.23%, due November 15, 2021	**	1,192,624
PT Indonesia Asahan Aluminium Persero	$1,159,000 par, 5.71%, due November 15, 2023	**	1,279,486
PT Indonesia Asahan Aluminium Persero	$373,000 par, 6.757%, due November 15, 2048	**	480,448
Regency Energy	$1,064,000 par, 4.50%, due November 1, 2023	**	1,135,404
Royal Bank of Canada	$3,606,000 par, 2.25%, due November 1, 2024	**	3,674,492
San Diego Gas & Electric Co.	$518,000 par, 3.75%, due June 1, 2047	**	575,854
San Diego Gas & Electric Co.	$566,000 par, 4.15%, due May 15, 2048	**	669,725
San Diego Gas & Electric Co.	$679,000 par, 4.30%, due April 1, 2042	**	768,918
Santander Holdings USA, Inc.	$2,597,000 par, 3.50%, due June 7, 2024	**	2,709,395
Sempra Energy	$1,245,000 par, 6.00%, due October 15, 2039	**	1,689,924
Simon Property Group, Inc.	$1,355,000 par, 3.25%, due September 13, 2049	**	1,384,613
Societe Generale S.A.	$3,371,000 par, 2.625%, due January 22, 2025	**	3,408,459
Southern California Edison Co	$115,000 par, 4.125%, due March 1, 2048	**	129,838
Southern California Edison Co.	$317,000 par, 3.65%, due February 1, 2050	**	331,379
Southern California Edison Co.	$281,000 par, 4.875%, due March 1, 2049	**	346,234
Sumitomo Mitsui Financial Group Inc.	$2,777,000 par, 2.75%, due January 15, 2030	**	2,836,256
Sumitomo Mitsui Financial Group Inc.	$4,043,000 par, 2.696%, due July 16, 2024	**	4,154,169
Syngenta Finance N.V.	$2,374,000 par, 4.892%, due April 24, 2025	**	2,599,135
Syngenta Finance N.V.	$222,000 par, 5.676%, due April 24, 2048	**	246,785
Tencent Holdings Ltd.	$678,000 par, 2.875%, due February 11, 2020	**	678,075
The Hartford Financial Services Group Inc.	$653,000 par, 5.50%, due March 30, 2020	**	656,683
Time Warner Inc.	$401,000 par, 7.30%, due July 1, 2038	**	545,517
Toronto-Dominion Bank	$817,000 par, 1.95%, due April 2, 2020	**	817,263
Union Pacific Corp.	$909,000 par, 4.375%, due September 10, 2038	**	1,073,018
Union Pacific Corp.	$2,777,000 par, 2.40%, due February 5, 2030	**	2,782,525
United Parcel Service, Inc.	$547,000 par, 3.40%, due September 1, 2049	**	574,242
University of Southern California	$811,000 par, 3.226%, due October 1, 2021	**	816,600
Verizon Communications Inc.	$1,369,000 par, 4.272%, due January 15, 2036	**	1,603,997

Verizon Communications Inc.	$460,000 par, 4.522%, due September 15, 2048	**	567,890
Vodafone Group PLC	$1,545,000 par, 4.875%, due June 19, 2049	**	1,848,149
Walt Disney Co.	$630,000 par, 6.40%, due December 15, 2035	**	930,476
WEA Finance LLC	$420,000 par, 3.15%, due April 5, 2022	**	431,781
WEA Finance LLC	$4,354,000 par, 2.875%, due January 15, 2027	**	4,453,790
WEA Finance LLC	$474,000 par, 3.25%, due October 5, 2020	**	477,753
Wells Fargo & Co.	$978,000 par, 4.90%, due November 17, 2045	**	1,229,819
Wells Fargo & Co.	$6,652,000 par, 2.625%, due July 22, 2022	**	6,783,522
Western Midstream Oper. LP	$1,386,000 par, 4.05%, due February 1, 2030	**	1,381,533
Western Midstream Oper. LP	$1,879,000 par, 3.10%, due February 1, 2025	**	1,889,973
Williams Cos Inc.	$1,849,000 par, 8.75%, due March 15, 2032	**	2,729,065
Williams Partners LP	$580,000 par, 6.30%, due April 15, 2040	**	721,748
Xcel Energy Inc.	$2,143,000 par, 2.40%, due March 15, 2021	**	2,158,194
Total Corporate Bonds			$292,348,765

Asset-Backed Securities
Ally Auto Receivables Trust Ser 19-4 CL A2	$2,431,000 par, 1.93%, due October 17, 2022	**	$2,436,354
Ally Auto Receivables Trust Ser 19-4 CL A3	$1,940,000 par, 1.84%, due June 17, 2024	**	1,951,262
Ally Auto Receivables Trust Ser 19-4 CL A4	$640,000 par, 1.92%, due January 15, 2025	**	645,871
American Credit Acceptance Receivables Trust 2019-4	$3,962,338 par, 2.18%, due February 13, 2023	**	3,967,357
American Credit Acceptance Receivables Trust 2018-3	$189,915 par, 3.49%, due June 13, 2022	**	190,215
American Credit Acceptance Receivables Trust 2019-2	$1,715,832 par, 2.85%, due July 12, 2022	**	1,719,999
American Express Credit Account Master Trust	$3,301,000 par, 0.00%, due May 15, 2023	**	3,311,191
American Express Credit Account Master Trust	$5,108,000 par, 2.00%, due April 15, 2025	**	5,173,308
American Express Credit Account Master Trust	$3,002,000 par, floating rate, due April 15, 2024	**	3,006,749
AmeriCredit Automobile Receivables Trust	$1,593,000 par, 2.36%, due December 19, 2022	**	1,601,782
AmeriCredit Automobile Receivables Trust	$1,674,000 par, 3.45%, due June 18, 2024	**	1,717,784
AmeriCredit Automobile Receivables Trust	$1,069,000 par, 2.17%, due January 18, 2023	**	1,071,587
BMW Floorplan Master Owner TR	$1,761,000 par, 0.00%, due May 15, 2023	**	1,763,797
Bayview	$341,580 par, 4.09%, due February 28, 2034	**	340,806
Bayview Opportunity Master Fund Ser 19 CL A3	$190,057 par, due March 28, 2034	**	190,510
CPS Auto Trust 2019-A	$1,118,000 par, 3.18%, due June 15, 2022	**	1,122,481

CPS Auto	$1,637,845 par, 2.55%, due September 15, 2022	**	1,643,343
CPS Auto	$3,347,000 par, 2.09%, due May 15, 2023	**	3,350,666
CPS Auto Trust Ser 19-D CL A	$2,550,823 par, 2.33%, due December 15, 2022	**	2,553,410
Capital One Multi-Asset Execution TR	$1,212,000 par, 1.99%, due July 17, 2023	**	1,214,738
Capital One Multi SER 19-A2 CL A2	$4,437,000 par, 1.72%, due September 15, 2024	**	4,462,731
Capital One Prime Auto Receivables TR Ser 19-2 CL A3	$1,127,000 par, 2.18%, due May 15, 2024	**	1,135,250
CarMax Auto Owner TR 2018-2 CL A4	$600,000 par, 3.16%, due July 17, 2023	**	617,026
CarMax Auto Owner TR 2019-1 CL A4	$2,787,000 par, 3.26%, due August 15, 2024	**	2,900,572
CarMax Auto Owner Ser 19-4 CL A3	$2,041,000 par, 2.00%, due November 15, 2024	**	2,062,502
CarMax Auto Owner TR 20-1 CL A3	$1,213,000 par, 1.89%, due December 16, 2024	**	1,223,165
CarMax Auto Owner TR 20-1 CL A4	$813,000 par, 2.03%, due June 16, 2025	**	822,802
Consumer Loan Underlying BD Club Ser 18-P3 CL A	$779,769 par, 3.82%, due January 15, 2026	**	786,707
Consumer Loan Underlying BD Club Ser 19-P1 CL A	$865,102 par, 2.94%, due July 15, 2026	**	869,729
Consumer Loan Underlying BD Club Ser 19-HP1 CL A	$1,370,199 par, 2.59%, due December 15, 2026	**	1,372,315
CPS Auto Trust 2018-D	$572,671 par, 3.06%, due January 17, 2022	**	573,641
CPS Auto Receivables Trust 2019-B	$1,065,841 par, 2.89%, due May 16, 2022	**	1,069,809
Credit Acceptance Auto Loan Trust 2018-1 CL A	$1,793,000 par, 3.01%, due February 16, 2027	**	1,802,563
Credit Acceptance Auto Loan Trust 2018-3 CL A	$927,000 par, 3.55%, due August 15, 2027	**	943,592
Credit Acceptance Auto Loan	$2,087,000 par, 3.33%, due February 15, 2028	**	2,133,771
DT Auto Owner Trust 2018-3 Ser 18 3A CL A	$630,673 par, 3.02%, due February 15, 2022	**	632,024
DT Auto Owner Trust 2018-2	$670,429 par, 3.43%, due May 16, 2022	**	671,208
DT Auto Owner Trust 19-1A CL A	$1,277,718 par, 3.08%, due September 15, 2022	**	1,282,702
DT Auto Owner Trust 2019-4 Ser 19-4A CL A	$2,405,267 par, 2.17%, due May 15, 2023	**	2,409,907
DT Auto Owner Trust 2020-1 Ser 20-1A CL A	$2,152,000 par, 1.94%, due September 15, 2023	**	2,152,455
Discover Card	$1,072,000 par, 3.04%, due July 15, 2024	**	1,103,720
Discover Card	$1,427,000 par, 1.9285% floating rate, due December 15, 2023	**	1,432,056
Drive Auto	$2,903,000 par, 1.99%, due December 15, 2022	**	2,906,964
Drive Auto	$2,479,000 par, 2.02%, due November 15, 2023	**	2,487,210
Drive Auto Receivables Trust 2019-2 CL B	$1,531,000 par, 3.17%, due November 15, 2023	**	1,550,395
Drive Auto	$1,963,000 par, 2.23%, due January 16, 2024	**	1,975,031

Drive Auto	$885,667 par, 3.36%, due October 17, 2022	**	886,760
DT Auto Owner Trust 19-2A CL A	$1,393,556 par, 2.85%, due September 15, 2022	**	1,399,217
DT Auto Owner Trust 19-3A CL A	$759,331 par, 2.93%, due August 15, 2022	**	761,714
Exeter Automobile	$1,610,697 par, 2.18%, due January 17, 2023	**	1,613,302
Exeter Automobile	$3,975,000 par, 2.05%, due June 15, 2023	**	3,979,260
Exeter Automobile Receivables Ser 19 CL A	$1,381,480 par, 2.93%, due July 15, 2022	**	1,385,957
First Investments Auto Owner Trust	$1,781,856 par, 2.21%, due September 16, 2024	**	1,788,565
First Investments Auto Owner Trust	$35,167 par, 2.84%, due May 16, 2022	**	35,180
Flagship CR Auto TR 2019-1	$1,800,984 par, due August 15, 2023	**	1,819,425
Flagship CR Auto	$4,214,054 par, 2.17%, due June 17, 2024	**	4,232,969
Flagship CR Auto	$3,287,157 par, 2.83%, due October 16, 2023	**	3,317,529
Ford Credit Auto Owner	$3,562,000 par, 1.93%, due April 15, 2025	**	3,598,802
Ford Credit Auto Owner Trust 2017-C	$597,098 par, 2.01%, due March 15, 2022	**	598,020
GM Financial Consumer Automobile Receivables	$509,696 par, 1.78%, due October 18, 2021	**	509,637
GM Financial Consumer Automobile Receivables	$1,464,836 par, 2.32%, due July 18, 2022	**	1,471,040
GM Financial Consumer Automobile Receivables Ser 20-1 CL A3	$2,818,000 par, 1.84%, due September 16, 2024	**	2,838,297
GM Financial Consumer	$1,291,000 par, 1.90%, due March 17, 2025	**	1,306,056
Honda Auto Receivables Owner Trust 2017-4	$488,569 par, 2.05%, due November 22, 2021	**	489,058
Hyundai Auto Receivables TR Ser 19-B CL A4	$1,236,000 par, 2.00%, due April 15, 2025	**	1,250,249
Hyundai Auto	$1,719,000 par, 2.66%, due June 15, 2023	**	1,747,920
Nissan Auto Receivables 2019-C Owner Trust CL A3	$1,703,000 par, 1.94%, due July 15, 2024	**	1,717,055
Nissan Auto Receivables Ser 19-A CL A2A	$1,770,178 par, 2.82%, due January 18, 2022	**	1,776,737
PRPM 2019-4 LLC Ser 19 CL A1	$1,685,373 par, due November 25, 2024	**	1,692,444
Santander Drive Auto	$1,480,000 par, 3.21%, due September 15, 2023	**	1,494,288
Santander Ser 19-A CL A	$427,000 par, 2.51%, due January 26, 2032	**	435,423
Sofi Consumer Loan Program Ser 19-3 CL A	$1,690,523 par, 2.90%, due May 25, 2028	**	1,705,202
Toyota Auto	$2,070,000 par, 1.92%, due January 16, 2024	**	2,085,661
USAA Auto Owner Trust Ser 19-1 CL A4	$1,643,000 par, 2.14%, due November 15, 2024	**	1,662,109
Vericrest Opportunity Loan Transferee	$134,865 par, due October 26, 2048	**	135,205
Volt LXXII LLC Ser 19-NPL8 CL A1A	$2,642,834 par, due November 25, 2049	**	2,646,766
Volt LXXIX LLC Ser 19-NPL5 CL A1A	$1,804,837 par, due September 25, 2049	**	1,808,713
Vericrest Opportunity Loan Transferee	$1,755,750 par, due January 25, 2050	**	1,755,976

Verizon Owner Trust	$1,764,000 par, 2.93%, due September 20, 2023	**	1,802,105
Verizon Owner Trust	$3,268,000 par, 1.85%, due July 22, 2024	**	3,285,872
CMO Volt LXXXIII LLC Ser 19 CL A1A	$404,844 par, due November 26, 2049	**	406,097
Volt LXXXVII LLC Ser 20-NPL3 CL A1A	$3,235,000 par, due February 25, 2050	**	3,235,000
Vericrest Opportunity Loan Transferee	$529,562 par, due March 25, 2049	**	533,124
Westlake	$2,996,000 par, 2.15%, due February 15, 2023	**	3,009,704
Westlake	$2,278,339 par, 3.51%, due May 16, 2022	**	2,287,678
World OMNI Auto Receivables Trust Ser 19 CL A3	$1,786,000 par, 1.96%, due December 16, 2024	**	1,800,874
World OMNI Auto Receivables Trust 2019-B CL A3	$2,473,000 par, 2.59%, due July 15, 2024	**	2,519,799
World OMNI Auto Receivables Trust Ser 18-D CL A3	$3,519,000 par, 3.28%, due March 15, 2024	**	3,611,226
Total Asset-Backed Securities			$156,789,072

Mortgage-Backed Securities
Bank 2019 - BNK24 CL A	$590,000 par, 2.96%, due November 15, 2062	**	$628,320
Bank 2020 - BNK25 Ser 2020 CL A-5	$795,000 par, 0.000293%, due December 1, 2049	**	818,805
Benchmark 2019 - B13 FLTG	$866,000 par, 2.952% floating rate, due August 15, 2057	**	918,699
Citigroup Commercial Mortgage 2016-P6	$816,000 par, 3.72% floating rate, due December 10, 2049	**	901,325
Citigroup Commercial Mortgage TR 2015-GC33 CL A-5	$234,000 par, 3.778%, due September 10, 2058	**	256,286
Citigroup Commercial Mortgage	$1,673,000 par, 3.102%, due December 15, 2072	**	1,790,369
Citigroup Commercial Mortgage	$836,000 par, 3.038%, due November 10, 2052	**	891,891
Citigroup Commercial Mortgage	$895,000 par, 3.154%, due November 15, 2049	**	957,536
Citigroup Mortgage Loan TR 2018-A Ser 18 CL A-1	$477,447 par, variable rate, due January 25, 2068	**	478,793
Commercial Mortgage 2015-LC23	$1,116,000 par, 3.774%, due October 10, 2048	**	1,221,529
Commercial Mortgage Trust CTF 2013-CCRE12 CL A-3	$1,034,277 par, 3.765%, due October 10, 2046	**	1,098,689
Commercial Mortgage Bank 2018-BNK13 Commercial Mortgage CTF CL A-5	$1,160,000 par, 4.217%, due August 15, 2061	**	1,338,640
Commercial Mortgage Bank 2019 - BNK21	$888,000 par, 0.000293%, due October 1, 2052	**	935,869
Commercial Mortgage Benchmark Trust 2019-B15 CL A-5	$1,005,000 par, 2.928%, due December 15, 2072	**	1,066,354
Commercial Mortgage Benchmark Trust 2020-B16 CTF CL A-5	$457,000 par, 0.00029%, due December 1, 2057	**	477,985
Commercial Mortgage GCAT SR 20-1 CL A1	$1,225,000 par, due December 31, 2049	**	1,226,774
Commercial Mortgage Trust Ser 2013-CR7 CL A-4	$389,459 par, 3.213%, due March 10, 2046	**	403,932
Credit Suisse First Boston Mortgage Securities Corp. 2003-19	$440,906 par, 5.25%, due August 25, 2033	**	453,806
Credit Suisse First Boston Mortgage Securities Corp. 2003-27	$76,909 par, 5.75%, due November 25, 2033	**	79,462

	CSAIL Commercial Mortgage Trust 2019-C16	$436,000 par, 3.329% floating rate, due June 15, 2052	**	472,258
	CSAIL Commercial Mortgage Trust 2016-C7	$531,000 par, 3.502%, due November 15, 2049	**	571,972
	CSMC 2018-RPL7 TR Ser 18-RPL7	$744,001 par, variable rates, due October 25, 2058	**	752,257
	CVS TR Ser 2014	$649,944 par, 4.163%, due August 11, 2036	**	684,825
	CWMBS Inc. 2003-59 Mortgage CTF	$673,964 par, 6.00%, due December 25, 2033	**	687,083
	GS Mortgage Securities Ser 2014-GC18 CL A-4	$519,000 par, 4.074%, due January 10, 2047	**	558,651
	GS Mortgage Securities Trust	$1,766,000 par, 2.9106%, due February 13, 2053	**	1,865,433
	GS Mortgage Securities Trust Ser 2016-GS4 CL A-4	$341,000 par, 3.442%, due November 10, 2049	**	369,230
	GS Mortgage Securities Trust 2013-GCJ12	$344,000 par, 3.135%, due June 10, 2046	**	357,021
	GS Mortgage Securities Trust 2014-GC18 CL A-3	$1,257,324 par, 3.801%, due January 11, 2047	**	1,320,495
*	Morgan Stanley Bank of America Merrill Lynch CTF CL A	$899,000 par, various rates, due February 15, 2048	**	952,233
*	Morgan Stanley Bank of America Merrill Lynch Ser 2015-C24	$1,532,000 par, 3.732%, due May 15, 2048	**	1,669,766
*	Morgan Stanley Co. CAP I TR 2014-CPT CL A	$1,307,000 par, 3.35%, due July 13, 2029	**	1,330,833
	Tharaldson Hotel Portfolio Trust Ser 2018 CL A	$336,993 par, floating rate, due November 11, 2034	**	336,781
	Wells Fargo Commercial Mortgage	$880,000 par, 3.695%, due November 15, 2048	**	960,297
	Wells Fargo Commercial Mortgage	$352,000 par, 3.76%, due March 15, 2052	**	394,592
	Wells Fargo Commercial Mortgage Trust 2016-C34	$1,195,000 par, 3.096%, due May 15, 2049	**	1,262,689
	Wells Fargo Commercial Mortgage Trust 2015-P2	$413,000 par, 3.809%, due December 15, 2048	**	453,761
	Wells Fargo Commercial Mortgage Trust Ser 2019-C54	$995,000 par, 3.146%, due December 15, 2052	**	1,068,285
	WFRBS Commercial Mortgage Trust 2013-C14	$68,662 par, 3.337%, due June 15, 2046	**	71,773
	WFRBS Commercial Mortgage Trust 2014-C25 CL A-5	$1,230,000 par, 3.631%, due November 15, 2047	**	1,325,551
	Total Mortgage-Backed Securities			$33,410,850

	Collective Investment Trusts/Collective Trust Funds
	BlackRock Institutional Trust Company, N.A.	Government Short-Term Investment Fund	**	$464,253,363
	BlackRock Institutional Trust Company, N.A.	MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund Class F	**	2,024,072,887
	BlackRock Institutional Trust Company, N.A.	MSCI USA Minimum Volatility Index Fund Class F	**	740,387,144
	BlackRock Institutional Trust Company, N.A.	MSCI USA Momentum Index RSL Fund Class F	**	748,504,055
	BlackRock Institutional Trust Company, N.A.	MSCI USA Quality Index RSL Fund Class F	**	721,819,116
	BlackRock Institutional Trust Company, N.A.	MSCI USA Value Weighted Index RSL Fund Class F	**	702,695,165
	BlackRock Institutional Trust Company, N.A.	Russell 1000 Index Non-Lendable Fund Class F	**	7,323,458,170

	BlackRock Institutional Trust Company, N.A.	Russell 2000 Index Non-Lendable Fund Class F	**	369,583,562
	BlackRock Institutional Trust Company, N.A.	Russell 2500 Index Non-Lendable Fund Class F	**	755,296,788
	BlackRock Institutional Trust Company, N.A.	U.S. Debt Index Non-Lendable Fund Class F	**	870,548,636
	BlackRock Institutional Trust Company, N.A.	U.S. Treasury Inflation Protected Securities Non-Lendable Fund Class F	**	283,223,683
	Global Trust Company	Altrinsic International Equity Collective Fund	**	570,792,327
	Global Trust Company	AQR Emerging Equities Collective Investment Fund Class C	**	272,206,914
	Global Trust Company	Victory Mid Cap Value Collective Investment Trust Fund	**	190,018,901
	Invesco Trust Company	Equity Global Real Estate Securities Trust Class C	**	725,210,316
	JPMorgan Chase Bank, N.A.	Short Duration Bond Fund	**	457,913,886
	Principal Global Investors Trust Company	Global Property Securities Fund	**	727,725,779
	Prudential Trust Company	Core Plus Bond Fund	**	1,056,015,201
	Reliance Trust Company	Driehaus Emerging Markets Growth CIT Fund	**	279,056,823
	Reliance Trust Company	Monarch Partners Small-Mid Cap Value Fund	**	188,550,021
	SEI Trust Company	AEW Global Properties Trust Fund Class L	**	484,343,164
	SEI Trust Company	Cohen & Steers Global Listed Infrastructure Fund	**	93,096,849
	SEI Trust Company	CoreCommodity Management Diversified I CIT Fund	**	208,754,476
	SEI Trust Company	Fiera Asset Management USA Collective Trust	**	859,756,251
	SEI Trust Company	Gresham DJF Collective Investment Fund	**	139,062,129
	SEI Trust Company	Jackson Square SMID-Cap Growth CIT Fund	**	142,047,129
	SEI Trust Company	Nuveen Global Infrastructure Fund Class J	**	186,071,977
	The Goldman Sachs Trust Company, N.A.	Collective Trust Core Plus Fixed Income Fund	**	1,052,238,440
*	The Northern Trust Company	Global Investments Collective Short-Term Investment Fund	**	2,322,291
*	The Northern Trust Company	GQC Partners International Equity CIT Fund	**	872,809,947
*	The Northern Trust Company	The Collective First State Investments Global Listed Infrastructure Fund	**	184,333,382
*	The Northern Trust Company	The Collective LSV International (ACWI EX US) Value Equity Fund	**	1,101,778,357
*	The Northern Trust Company	The Presima Global Real Estate Concentrated Collective Fund	**	479,709,770
	Wellington Trust Company, NA	CIF II Commodities Portfolio	**	351,364,706
	Total Collective Investment Trusts/Collective Trust Funds			$25,629,021,605

	Total Investments			$31,509,348,853

*	Notes Receivable from participants	Loans to participants, interest rates ranging from 4.75% to 6.50% with various maturities		$1,147,825,718
* Represents a party-in-interest.
** Column (d) cost information not required as accounts are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Walmart 401(k) Plan

July 17, 2020	By:	/s/ Adam Stavisky
Adam Stavisky Senior Vice President, US Benefits, Global People Walmart Inc.